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BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

March 31, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov:

This letter responds to the comments you provided to Hilary Bonaccorsi of Dechert LLP and me in a telephonic discussion on February 2, 2016, with respect to your review of Post-Effective Amendment No. 512 (the “PEA”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on December 18, 2015. The PEA was filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) solely for the purpose of registering FST Institutional Shares, Administration Shares, Capital Shares, Preferred Shares, Resource Shares, Select Shares and Service Shares of the Goldman Sachs Financial Square Tax-Exempt Money Market Fund, a new series of the Registrant (each, a “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: In the “Annual Fund Operating Expenses” table for FST Institutional Shares, the fee waiver in the table was rounded to 0.05% of the Fund’s average daily net assets. However, the footnote to the table lists the fee waiver at 0.045% of the Fund’s average daily net assets. Please confirm whether the “Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation” should be 0.19% rather than 0.18% of the Fund’s average daily net assets.

Response: The Fund will pay the Investment Adviser a Management Fee equal to 0.205% of the Fund’s average daily net assets. However, the Investment Adviser has agreed to waive a portion of its Management Fee equal annually to 0.045% of the Fund’s average daily net assets. Assuming “Other Expenses” of 0.12%, the “Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation” should therefore be 0.18%, as follows:

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Management Fee	0.205%	(Rounded to 0.21% in the table)
Other Expenses	0.12%
Total Annual Fund Operating Expenses	0.325%	(Rounded to 0.33% in the table)
Fee Waiver and Expense Limitation	(0.145%)	(Rounded to 0.15% in the table)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.18%

2.	Comment: Please confirm that, with respect to the fee waiver arrangements described in the footnote to the “Annual Fund Operating Expenses” tables, the arrangements will remain in effect for at least one year from the date of the Prospectuses and the Investment Adviser will not be entitled to recoup any amounts waived to the Fund pursuant to the arrangements.

Response: The Fund hereby confirms that, with respect to the waiver arrangements described in the footnote to the “Annual Fund Operating Expenses” tables, the arrangements will remain in place for at least one year from the date of the Prospectuses and the Investment Adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses, from prior fiscal years.

3.	Comment: Please disclose the tax consequences of buying and selling Fund shares.

Response: The Fund has incorporated your comment.

4.	Comment: Please disclose to the Staff supplementally the time or times at which the Fund expects to impose a liquidity fee or redemption gate, if at all, including whether the Fund could impose a liquidity fee or redemption gate on an intra-day basis.

Response: Under Rule 2a-7, the Board of Trustees of the Fund is permitted to impose a liquidity fee on redemptions from the Fund (up to 2%) or temporarily restrict redemptions from the Fund up to 10 business days during a 90 day period (a “redemption gate”), in the event that the Fund’s weekly liquid assets fall below the following thresholds:

•	Discretionary liquidity fees and redemption gates—If, at any time, the Fund’s weekly liquid assets fall below 30% of the Fund’s total assets, and the Board determines it is in the best interests of the Fund, the Board may impose a liquidity fee of no more than 2% of the amount redeemed and/or a redemption gate that temporarily suspends the right of redemption.

•	Default liquidity fees—If, at the end of a business day, the Fund’s weekly liquid assets fall below 10% of the Fund’s total assets, the Fund will impose, at the beginning of the next business day, a liquidity fee of 1% of the amount redeemed, unless the Board determines that imposing such a fee would not be in the best interests of the Fund or determines that a lower or higher fee (not to exceed 2%) would be in the best interests of the Fund.

The Fund acknowledges that, under Rule 2a-7, the Board is permitted to impose a discretionary liquidity fee or redemption gate at any time, including on an intra-day basis. However, upon the recommendation of, and after deliberations with, the Fund’s investment adviser, the Board generally expects that it would impose a liquidity fee or redemption gate, if at all, as of the beginning of the next business day following its determination to impose a liquidity fee and/or redemption gate and the public announcement of that decision (although the Board may, in its discretion, impose a liquidity fee or redemption gate at other times). This expectation is based on significant operational and logistical complexities associated with the intra-day imposition of a liquidity fee and redemption gate. The Fund believes this approach is consistent with the countervailing considerations stated by the SEC Staff in recent guidance1: namely, that the Board should consider the “practical considerations” associated with the imposition of a liquidity fee and redemption gate but that “[a]ny delay in implementation beyond that required to take into account practical considerations … would raise significant concerns.”2

[1]	See 2014 Money Market Fund Reform Frequently Asked Questions (Last revised Jan. 13, 2016), Question 33 (“Staff FAQs”).
[2]	See Staff FAQs, Question 33 (“For example, it may take some time to notify intermediaries and shareholders that a fee or a gate is in place. The fund’s transfer agent and other intermediaries in turn may need additional time to implement the liquidity fee or gate. The staff recognizes that a fund’s board of directors may need to consider the practical limitations on the capacity of intermediaries and systems when implementing a liquidity fee or gate.”).

As disclosed in the Prospectus, the Fund generally intends to calculate weekly liquid assets from the custodial records as of the end of each business day for purposes of determining whether the Board is initially permitted or required to impose a liquidity fee or redemption gate. If weekly liquid assets fall below 30% of the Fund’s total assets as of the end of a business day, the Fund generally expects that the Board would hold a telephonic meeting after the end of the business day in accordance with the Fund’s policies and procedures, provided market conditions warrant the consideration of a liquidity fee or redemption gate. Calculating weekly liquid assets as of the end of each business day for this purpose is consistent with SEC Staff guidance, which has provided that such liquidity “determinations [be] made at least once every Business Day” and “consistently … at the same time or times.”3 In addition, because the Fund may not impose a liquidity fee or redemption gate once the Fund has invested 30% or more of its total assets in weekly liquid assets as of the end of a business day, it may not be appropriate for the Board to consider whether to impose a fee or gate during the trading day based on intra-day calculations of weekly liquid assets because such a fee or gate would have to be lifted if the weekly liquid assets rose above 30% as of the end of the day.4

If the Board determines to impose a liquidity fee or redemption gate, the Fund expects to file a prospectus supplement (in accordance with SEC Staff guidance5) and issue a press release informing both fund intermediaries as well as fund shareholders of the imposition of the fee or gate as of the beginning of the next business day. After the Fund has filed a prospectus supplement and issued a press release, the Fund then expects that Fund officers would directly communicate with intermediaries via phone, email or fax to seek assurances that the intermediary is in a position to accommodate the liquidity fee or redemption gate on the terms determined by the Board (e.g., amount and timing of fee) and described in the Fund’s prospectus. The Fund believes that this outreach will likely take significant time and effort, given the complexities of implementing a liquidity fee or redemption gate across multiple distribution channels and assuming that a liquidity fee or redemption gate would likely be imposed during times of significant market stress (when fund intermediaries may be dealing with other market events).

[3]	See Staff Responses to Questions About Money Market Fund Reform (Last revised Aug. 7, 2012), Question II.3 (“A money market fund may choose any reasonable time for determining its Total Assets, Daily Liquid Assets, and Weekly Liquid Assets for purposes of compliance with rule 2a-7, provided that: (a) the determinations are made at least once every Business Day; and (b) the fund consistently makes the determinations at the same time or times.”).
[4]	See Rule 2a-7(c)(2)(i)(A) and (B)(1) (discussing duration of discretionary liquidity fees and redemption gates) and (ii)(B) (discussing duration of default liquidity fees).
[5]

See Staff FAQs, Question 8 (“The Staff believes that a fund imposing a fee or gate would generally find it appropriate to file a prospectus supplement pursuant to rule 497 of the Securities Act disclosing that a fee or gate is currently in place (or that a fee or gate has been removed), reflecting the need for immediacy in disseminating information concerning the event at issue.”)

5.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*         *         *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden Carroll

Brenden Carroll

cc:	Joon Kim, Vice President, Goldman Sachs Asset Management, L.P.

Exhibit A

March 31, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Brenden P. Carroll of Dechert LLP at (202) 261-3458.

Sincerely,

/s/ Joon Kim

Joon Kim, Vice President, Goldman Sachs Asset Management, L.P.

cc:	Brenden P. Carroll, Dechert LLP